(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File No: 001-11981
CUSIP Number: 62624B101

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction sheet (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Municipal Mortgage & Equity, LLC
Full name of registrant:

Former name if applicable:

621 East Pratt St., Suite 300
Address of principal executive office (street and number):

Baltimore, MD 21202
City, state and zip code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As described in the registrant’s annual report on Form 10-K for the year ended December 31, 2005, the registrant restated its financial statements covering the fiscal years ended December 31, 2004, 2003 and 2002, and the quarterly periods within those years, and the first three quarterly periods in the fiscal year ended December 31, 2005.

As a result of the dedication of significant management resources to these efforts and efforts devoted towards filing our Form 10-Q for the quarter ended March 31, 2006, the registrant will be unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2006 within the prescribed time period.

In response to the material weaknesses discovered in its assessment of internal control over financial reporting disclosed in Item 9A of our annual report on Form 10-K for the year ended December 31, 2005 (the “2005 Annual Report”), management plans to continue to review and make changes to the overall design of its control environment. In particular, management has implemented and/or plans to implement during 2006 the specific measures described below to remediate the material weaknesses described in Item 9A of the 2005 Annual Report. Many of these remediation measures began subsequent to June 30, 2006, and management has not concluded that any of the material weaknesses in our internal control over financial reporting have been remediated. In the absence of full implementation of these remediation measures as of June 30, 2006, management has undertaken additional measures, including enhanced analyses of transactions and accounts, in connection with the June 30, 2006 quarter end financial reporting process, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements.

1. Control environment—We recognized the need for additional qualified accounting personnel in early 2004 and began recruiting efforts. The following summarizes the actions taken since that time:

•	By the end of 2004, the accounting staff had more than doubled with most of the new hires starting in the second half of the year.

•	In the first quarter 2005, we hired a Chief Accounting Officer with 20 years of relevant accounting experience, skills and knowledge who became our Chief Financial Officer effective January 1, 2006;

•	Also in 2005, we hired a Controller (who is now our Chief Accounting Officer) and an Assistant Controller; each with over 15 years of public company and real estate experience;

•	At the end of 2005, the reporting structures of tax credit equity and fund management accounting and finance functions were realigned to report through the corporate accounting and finance departments, to improve communication and the nature, extent and oversight of financial reporting controls;

•	In April, 2006, we hired a Director of Technical Accounting who has significant experience auditing financial institutions and reviewing SEC filings for financial services registrants;

•	In May 2006, we hired an Assistant Controller and an Accounting Manager, each with significant experience auditing and working for publicly traded companies;

•	In May 2006, we engaged a number of temporary employees to assist us in the monthly and quarterly closing processes while we recruit and train additional staff;

•	In June 2006, we began a comprehensive review of the accounting for our business segments, including the development and implementation of aggregated analyses and the use of metrics to enhance monitoring controls and error detection efforts and to more effectively integrate our accounting and financial reporting personnel into our operating businesses. Concurrently, we will reorganize the accounting department activities to develop consistency in accounting for similar transaction types and assess the staffing requirements needed to support the financial reporting requirements for each segment. As a result, we expect to continue to recruit additional qualified staff and train existing staff to meet these requirements;

•	In July 2006, we engaged consultants to assist us in the documentation and dissemination of clear accounting policies, particularly those related to accounting for the tax credit equity business. We also expect to use these consultants to assist us in performing a comprehensive review of our accounting functions, to identify opportunities for enhanced use of our financial systems, and to assist us in the implementation of best practices; and

•	In July 2006, we hired a Controller who has extensive experience at the SEC and auditing publicly traded companies.

We expect these activities will assist us in preparing a GAAP-based budget for 2007 as part of the Company’s business planning process as another means to monitor and evaluate operating results.

2. Ineffective financial reporting process—In June 2006, we implemented certain analytical reports and began to design additional reports to detect errors and inconsistencies. We plan to continue these efforts with the goal of implementing segment reporting packages that aggregate similar transaction types and correlate balance sheet and income statement activity. These packages are intended to be used as the basis for quarterly business review meetings between accounting and business segment managers to review reported results of operations and as a forum to discuss planned future transactions. We have also reevaluated our segments, subsequent to our recent reorganization, and have reported their performance in the same manner for external reporting purposes and for reporting to our chief operating decision maker.

In June 2006, we reassigned an Assistant Controller, who has extensive financial systems experience, to lead a group dedicated to enhancing our use of financial systems, including the development of more effective automated analyses, more effective chart of accounts design and the automation of interfaces from certain feeder systems. Also in June 2006, we added to this group a Manager of Financial Systems, who has significant experience with our general ledger and other financial systems, and an Accounting Manager, who has significant experience with the Company’s operations.

3. Accounting for tax credit equity business—In June 2006, we trained our tax credit equity syndication accounting team in (1) the proper recognition of syndication fees, (2) the appropriate accounting for impairments of investments in real estate partnerships and (3) the capitalization of interest on investments in partnerships developing real estate projects. Also in June, we began to design and develop analyses to be used in the review of recorded syndication fee revenue and performed additional review procedures related to consolidated tax credit equity syndication partnerships. We plan to continue this training, increase the staffing levels in our tax credit equity syndication accounting group, and to better document our accounting policies relating to this business.

4. Accounting for deferral and recognition of bond and loan origination fees and direct costs—In February 2006, we began training our accounting staff in the application of the constant effective yield method of accounting for interest revenue on bonds and loans. In addition, in the course of restating our financial statements in the 2005 Annual Report, we constructed amortization schedules using the actual terms of the related bonds and loans and began amortizing net origination fees and direct costs over the contractual terms of the related instruments, no longer assuming any prepayments. We have also developed analyses comparing the recorded yield on these investments to their expected yields to help us detect errors and are developing a system to better capture the direct costs of originating bonds and loans.

5. Accounting for investments in partnerships using the equity method of accounting—In June 2006, we centralized the accounting responsibilities related to all investments in partnerships (excluding those related to our tax credit equity syndication business) and trained the responsible staff in the correct application of the equity method of accounting. We also developed spreadsheet models for each venture that (1) help us account for differences between our cost of the investments and the underlying equity of the investees and (2) calculate our share of the investees’ earnings and losses.

6. Identification and valuation of derivative financial instruments—As part of the restatement of our financial statements in the 2005 Annual Report, we reviewed all of our guarantees to identify embedded derivative financial instruments. We have instituted processes to review all new guarantees and other agreements to identify derivative instruments. In addition, we have performed additional reviews over the accuracy of assumptions used to value all derivatives, including those embedded within our commitments to lend.

7. Accounting for income taxes— In July 2006, we implemented automated analyses that accurately separate our income and expenses between taxable corporate entities and non taxable partnership entities to assist us in accurately accounting for income taxes.

Our management and audit committee have discussed the matters in this Form 12b-25 with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Melanie M. Lundquist, (443) 263-2900.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The registrant expects to report net earnings for the three and six months ended June 30, 2006 that are significantly lower than those reported for the three and six months ended June 30, 2005. These decreases were primarily attributable to significant gains in 2005 related to sales of properties owned by equity method investees. There were no similar sales of properties by these investees during 2006.

MUNICIPAL MORTGAGE & EQUITY, LLC has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 10, 2006

By:	/s/ Melanie M. Lundquist
Name:	Melanie M. Lundquist
Title:	Chief Financial Officer and Executive Vice President

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